UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Vapotherm, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

922107107

(CUSIP Number)

May 29, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 922107107	13G/A	pg. 2

1.	NAME OF REPORTING PERSONS SightLine Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 833,392 Shares[1]
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 833,392 Shares[1]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 833,392 Shares[1]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%[2]
12.	TYPE OF REPORTING PERSON OO

[1]

Consists of (i) 356,618 shares held and 9,168 shares that may be acquired pursuant to the exercise of warrants held of record b SightLine Healthcare Opportunity Fund II, L.P. (“SL II”), (ii) 124,414 shares held and 3,198 shares that may be acquired pursuant to the exercise of warrants held of record by SightLine Healthcare Opportunity Fund II-A, L.P. (“SL II-A”), and (iii) 331,472 shares held and 8,522 shares that may be acquired pursuant to the exercise of warrants held of record by SightLine Healthcare Opportunity Fund II-B, L.P. (SL II-B”)

[2]

The percentage set forth in row (11) is based on (i) the 24,986,185 outstanding shares of common stock, par value $0.001 per share (“Common Stock”), of Vapotherm, Inc., a Delaware corporation (the “Issuer”), reported by the Issuer to be outstanding immediately after the Issuer’s secondary offering on the Issuer’s prospectus filed under Rule 424(b)(5), filed with the Securities and Exchange Commission (“SEC”) on May 6, 2020 after giving effect to the exercise in full of the underwriters’ over-allotment option as reported by the Issuer on May 12, 2020 and (ii) (x) 9,168 shares of Common Stock issuable upon the exercise of warrants held by SL II, (y) 3,198 shares of Common Stock issuable upon the exercise of warrants held by SL II-A and (z) 8,522 shares of Common Stock issuable upon the exercise of warrants held by SL II-B.

CUSIP No. 922107107	13G/A	pg. 3

1.	NAME OF REPORTING PERSON SightLine Healthcare Opportunity Fund II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 365,786 Shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 365,786 Shares

9.	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 365,786 Shares[3]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%[3]
12.	TYPE OF REPORTING PERSON PN

[3]

The percentage set forth in row (11) is based on (i) the 24, 986,185 outstanding shares of Common Stock of the Issuer, reported by the Issuer to be outstanding immediately after the Issuer’s secondary offering on the Issuer’s prospectus filed under Rule 424(b)(5), filed with the SEC on May 6, 2020, after giving effect to the exercise in full of the underwriters’ over-allotment option as reported by the Issuer on May 12, 2020 and (ii) 9,168 shares of Common Stock issuable upon the exercise of warrants held by SL II.

CUSIP No. 922107107	13G/A	pg. 3

1.	NAME OF REPORTING PERSONS SightLine Healthcare Opportunity Fund II-A, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 127,612 Shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 127,612 Shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,612 Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%[4]
.	TYPE OF REPORTING PERSON PN

[4]

The percentage set forth in row (11) is based on (i) the 24,986,185 outstanding shares of Common Stock of the Issuer, reported by the Issuer to be outstanding immediately after the Issuer’s secondary offering on the Issuer’s prospectus filed under Rule 424(b)(5), filed with the SEC on May 6, 2020, after giving effect to the exercise in full Normal;of the underwriters’ over-allotment option as reported by the Issuer on May 12, 2020 and (ii) 3, 198 shares of Common Stock issuable upon the exercise of warrants held by SL II-A.

CUSIP No. 922107107	13G/A	pg. 5

1.	NAME OF REPORTING PERSONS SightLine Healthcare Opportunity Fund II-B, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 339,994 Shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 339,994 Shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,994 Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%[5]
12.	TYPE OF REPORTING PERSON PN

[5]

The percentage set forth in row (11) is based on (i) the 24,986,185 outstanding shares of Common Stock of the Issuer, reported by the Issuer to be outstanding immediately after the Issuer’s secondary offering on the Issuer’s prospectus filed under Rule 424(b)(5), filed with the SEC on May 6, 2020, after giving effect to the exercise in full of the underwriters’ over-allotment option as reported by the Issuer on May 12, 2020 and (ii) 8,522 shares of Common Stock issuable upon the exercise of warrants held by SL II-B.

CUSIP No. 922107107	13G/A	pg. 6

1.	NAME OF REPORTING PERSONS Buzz Benson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 833,392 Shares[6]
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 833,392 Shares[6]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 833,392 Shares[6]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%[7]
12.	TYPE OF REPORTING PERSON IN

[6]

Consists of (i) 356,618 shares held and 9,168 shares that may be acquired pursuant to the exercise of warrants held of record by SL II, (ii) 124,414 shares held and 3,198 shares that may be acquired pursuant to the exercise of warrants held of record by SL II-A, and (iii) 331,472 shares held and 8,522 shares that may be acquired pursuant to the exercise of warrants held of record by SL II-B

[7]

The percentage set forth in row (11) is based on (i) the 24,986,185 outstanding shares of Common Stock of the Issuer, reported by the Issuer to be outstanding immediately after the Issuer’s secondary offering on the Issuer’s prospectus field under Rule 424(b)(5), filed with the SEC on May 6, 2020, after giving effect to the exercise in full of the underwriters’ over-allotment option as reported by the Issuer on May 12, 2020 and (ii)(x) 9,168 shares of Common Stock issuable upon the exercise of warrants held by SL II, (y) 3,198 shares of Common Stock issuable upon the exercise of warrants held by SL II-A and (z) 8,522 shares of Common Stock issuable upon the exercise of warrants held by SL II-B

CUSIP No. 922107107	13G/A	pg. 7

1.	NAME OF REPORTING PERSONS Joseph Biller
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 833,392 Shares[8]
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 833,392 Shares[8]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 833,392 Shares[8]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%[9]
12.	TYPE OF REPORTING PERSON IN

[8]

Consists of (i) 356,618 shares held and 9.168 shares that may be acquired pursuant to the exercise of warrants of record held by SL II, (ii) 124,414 shares held and 3,198 shares that may be acquired pursuant to the exercise of warrants held of record by SL II-A, and (iii) 331,472 shares held and 8,522 shares that may be acquired pursuant to the exercise of warrants held of record by SL II-B

[9]

The percentage set forth in row (11) is based on (i) the 24,986,185 outstanding shares of Common Stock of the Issuer, reported by the Issuer to be outstanding immediately after the Issuer’s secondary offering on the Issuer’s prospectus filed under Rule 424(b)(5), filed with the SEC on May 6, 2020, after giving effect to the exercise in full of the underwriters’ over-allotment option as reported by the Issuer on May 12, 2020 and (ii)(x) 9,168 shares of Common Stock issuable upon the exercise of warrants held by SL II, (y) 3,198 shares of Common Stock issuable upon the exercise of warrants held by SL II-A and (z) 8,522 shares of Common Stock issuable upon the exercise or warrants held by SL II-B

CUSIP No. 922107107	13G/A	pg. 8

Item 1(a).	Name of Issuer:

The name of the issuer to which the filing on Schedule 13G/A relates to is Vapotherm, Inc.

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

The principal executive offices of the Issuer are located at 100 Domain Drive, Exeter, New Hampshire 03833.

Item 2(a).	Name of Person Filing:

This statement is being filed by:

(i)

SightLine Partners LLC, a Delaware limited liability company (“SLP”), as sole general partner of SL II, SL II-A and SL II-B, with respect to the shares of Common Stock directly owned by SL II, SL II-A, and SL II-B;

(ii)	SL II, a Delaware limited liability partnership, with respect to the shares of Common Stock directly owned by it;

(iii)	SL II-A, a Delaware limited partnership, with respect to the shares of Common Stock directly owned by it;

(iv)	SL II-B, a Delaware limited liability partnership, with respect to the shares of Common Stock directly owned by it;

(v)	Buzz Benson, as director and/or member of SLP with respect to the shares of Common Stock directly owned by SL II, SL II-A, and SL II-B and;

(vi)	Joseph Biller, as director and/or member of SLP with respect to the shares of Common Stock directly owned by SL II, SL II-A, and SL II-B.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to the beneficial ownership of the securities reported herein.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 8500 Normandale Lake Boulevard, Suite 1070, Bloomington, Minnesota 55437.

Item 2(c).	Citizenship:

Each of SLP, SL II, SL II-A and SL II-B is organized under the laws of the State of Delaware. Messrs. Benson and Biller are citizens of the United States.

CUSIP No. 922107107	13G/A	pg. 9

Item 2(d).	Title of Class of Securities:

The class of equity securities of the Issuer to which this statement on Schedule 13G/A relates is Common Stock, par value $0.001 per share.

Item 2(e).	CUSIP Number:

The CUSIP number of the Issuer’s Common Stock is 922107107.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);;

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)E;

(f)	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership:

Item 4(a)	Amount beneficially owned:

See response to Item 9 on each cover page.

Each of SL II, SL II-A, and SL II-B has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its sole general partner, SLP. SLP does not directly own any shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, SLP may be deemed to beneficially own the shares owned by each of SL II, SL II-A and SL II-B.

CUSIP No. 922107107	13G/A	pg. 10

Messrs. Benson and Biller as directors and/or members of SLP, share voting and dispositive power over the shares held by SL II, SL II-A and SL II-B; however they disclaim beneficial ownership of the shares held by SL II, SL II-A and SL II-B except to the extent of their pecuniary interests therein.

Item 4(b).	Percent of Class:

See response to Item 11 on each cover page.

Item 4(c).	Number of shares as to which such person has:

(i)	sole power to vote or direct the vote:

See response to Item 5 on each cover page.

(ii)	shared power to vote or direct the vote:

See response to Item 6 on each cover page.

(iii)	sole power to dispose or to direct the disposition of:

See response to Item 7 on each cover page.

(iv)	shared power to dispose or to direct the disposition of:

See response to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ X ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8:	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

CUSIP No. 922107107	13G/A	pg. 11

Item 10.	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2020

SIGHTLINE PARTNERS LLC

By:	/s/ Joe Biller
Name:	Joe Biller
Title:	Managing Director

SIGHTLINE HEALTHCARE
OPPORTUNITY FUND II, L.P.

BY:	SIGHTLINE OPPORTUNITY MANAGEMENT II, LLC
ITS:	GENERAL PARTNER

BY:	SIGHTLINE PARTNERS LLC,
ITS:	MANAGER

By:	/s/ Joe Biller
Name:	Joe Biller
Its:	Managing Director

CUSIP No. 922107107	13G/A	pg. 12

SIGHTLINE HEALTHCARE
OPPORTUNITY FUND II-A, L.P.

BY:	SIGHTLINE OPPORTUNITY MANAGEMENT II, LLC
ITS:	GENERAL PARTNER

BY:	SIGHTLINE PARTNERS LLC,
ITS:	MANAGER

By:	/s/ Joe Biller
Name:	Joe Biller
Its:	Managing Director

SIGHTLINE HEALTHCARE
OPPORTUNITY FUND II-B, L.P.

BY:	SIGHTLINE OPPORTUNITY MANAGEMENT II, LLC
ITS:	GENERAL PARTNER

BY:	SIGHTLINE PARTNERS LLC,
ITS:	MANAGER

By:	/s/ Joe Biller
Name:	Joe Biller
Its:	Managing Director